# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1 800 FLOWERS COM INC, CIK 0001084869
CUSIP: 68243Q106
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Two Jericho Plaza, Suite 200, Jericho, New York (NY), 11753
Date of event which requires filing of this statement: 04/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001008015

## Reporting persons
- Mitchell Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,329,850; shared voting power 0; sole dispositive power 2,329,850; shared dispositive power 0; aggregate amount beneficially owned 2,329,850 (6.4% of the class)

## Item 1. Issuer
Name of issuer: 1 800 FLOWERS COM INC
Address of issuer's principal executive offices: Two Jericho Plaza, Suite 200, Jericho, NY 11753

## Item 2. Person Filing
Name of person filing: Mitchell Jacobson
Address of principal business office or, if none, residence: The address of the principal business office of Mr. Jacobson is c/o Jacobson Family Investments, 410 Park Ave., Suite 620, New York, NY 10022.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row (9) of the Reporting Person's cover page. Includes shares directly beneficially owned by the Reporting Person and shares held by a trust of which the Reporting Person is the settlor and over whose trustees the Reporting Person can exercise remove and replace powers. Percentage ownership is based on 36,532,944 shares of Class A Common Stock outstanding as of January 24, 2025, as reported in the Issuer's 10-Q for the period ended December 29, 2024.
Percent of class: See Row (11) of the Reporting Person's cover page.
Sole power to vote or to direct the vote: See Row (5) of the Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of the Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of the Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of the Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mitchell Jacobson: /s/ J. Robert Small, as attorney-in-fact for Mitchell Jacobson, J. Robert Small, as attorney-in-fact for Mitchell Jacobson (04/09/2025)